LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

MARC WEITZEN, GENERAL COUNSEL                         DIRECT DIAL: 212-702-4388
                                                      EMAIL:  MWEITZEN@SFIRE.COM


                                 March 1, 2011

VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

RE:  MENTOR  GRAPHIC  CORPORATION  ("MENTOR  GRAPHICS")
     DEFINITIVE  ADDITIONAL  MATERIALS
     FILED  ON  FEBRUARY  22,  2011  BY  ICAHN  PARTNERS  LP,  ET  AL.
     FILE  NO.  001-34795
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Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by me via fax on February 23, 2011, relating to the
Schedule 14A filed with the Commission by the Filing Persons on February 22, 2011 (the "Schedule 14A"). The paragraph numbers set forth below correspond to those contained in the Comment Letter.

1.   The  Filing  Persons  believe  that  the  disclosures  in  their filings on
     Schedule 13D and Schedule 14A did not contain asset valuations. In Amendment No. 9 to their Schedule 13D filed on February 8, 2011, the Filing Persons stated that they "believe that a strategic acquirer should find extremely attractive the fact that the Company spent $407 million on SG&A ($313 million on marketing and selling expenses and $94 million on G&A) over the last twelve months (according to its publicly filed quarterly and annual reports) and that there were approximately 110 million shares outstanding as of December 3, 2010." Consistent with Rule 14a-9, in that disclosure the Filing Persons scrupulously avoided quantifying the per-share synergies they believe could be achieved if Mentor Graphics were to be acquired by a strategic buyer, leaving it to shareholders to select the appropriate discount rates and do the math. Similarly, in their February 22nd letter to Mentor Graphics, which was filed as an exhibit to the Schedule 14A, the Filing Persons believe that they avoided stating any belief as to the valuation of Mentor Graphics' shares. The Filing Persons merely offered to acquire Mentor Graphics for $17 per share, subject to cursory due diligence and a the negotiation of definitive documents, and stated their belief that strategic bidders (as opposed to financial buyers such as the Filing Persons, who are less able to take advantage of synergies) should be able to bid more than that amount. The Filing Persons do not believe that SEC Release No. 34-16833 (May 23, 1980) required disclosure of the basis for this belief, as the fact there are potential strategic bidders for Mentor Graphics who could recognize synergies in an acquisition seemed obvious to the Filing Persons. In fact, the Filing Persons believed that to identify the various potential strategic bidders would possibly overly enhance the readers' expectations with respect to the possibility of another bid. However, we should point out that one of those possible strategic bidders, Cadence Design Systems Inc., made known to Mentor Graphics in 2008 its desire to negotiate the acquisition of Mentor Graphics. In addition, various news reports following our filing echo our view. For example, the Wall Street Journal stated:

          A couple of companies that have been mentioned as possible acquirers include Cadence Design Systems Inc. (CDNS) and Synopsys Inc. (SNPS). Like Mentor, both provide tools to help semiconductor companies design and test chips. "The [electronic design automation] industry has been born on the back of acquisitions," Cadence Chief Marketing Officer John Bruggeman said in an interview. Cadence and Synopsys are both plausible bidders for Mentor, he added, but Bruggeman declined to say whether Cadence is considering making an offer. "While it makes a lot of sense for Cadence, it makes a lot of sense elsewhere," he said, "and it make a lot of sense for us not to do it." If Cadence is able to easily integrate Mentor's tools into its system, it would be a smart acquisition, Bruggeman said, but if integration would prove too difficult, it wouldn't make sense. "A lot of the inherent costs can be stripped out, and Mentor has some amazing point-tool technologies that can be integrated in an end-to-end offering," he said. "But would the amount of extra work really add value?" He added other companies that may be interested in Mentor include foundries and chip technology companies. See "Icahn Makes $1.9B Bid For Mentor Graphics," Wall Street Journal, February 22, 2011, 12:40 P.M. ET.

     The Filing Persons therefore believe that it was reasonable for them to make the statement quoted in your comment letter.

     Each of the Filing Persons hereby acknowledges that:

     - the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4388 or Jesse Lynn, Esq. at (212) 702-4331.

                                                               Very truly yours,


                                                               /s/ Marc Weitzen
                                                               ----------------
                                                               Marc Weitzen